SECURITIES AND EXCHANGE COMMISSION

                                                                         Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Southern Connecticut Bancorp Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

84264A102
(CUSIP Number)
Elmer F. Laydon
16 Forest Glen Drive, Woodbridge, CT 06525
(203) 562-7283
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 84264A102

1		NAME OF REPORTING PERSON Elmer F. Laydon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,326
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,326
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is common stock, par value $.01 per share (the “Common Stock”), of Southern Connecticut Bancorp Inc., a Connecticut corporation (the “Issuer”). The principal executive offices of the Issuer are located at 215 Church Street, New Haven, Connecticut 06510.

Item 2. Identity and Background.

(a) This Statement is being filed by Elmer F. Laydon (the “Reporting Person”).

(b) The address of the Reporting Persons is 16 Forest Glen Drive, Woodbridge, CT 06525.

(c) The Reporting Person served as the Chairman of the Board for the Issuer, The Bank of Southern Connecticut and SCB Capital, Inc. from 2000 until his retirement on March 20, 2012. The Reporting Person is currently the President of Elmer F. Laydon Construction Corp, located at 69 Wheeler Street, New Haven, CT 06512.

(d) – (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. See Item 4 below.

Item 4. Purpose of Transaction.

(a) The Reporting Persons holds the shares for investment purposes. The Reporting Person may decide to purchase additional shares of the common stock or other securities of the Issuer. In addition, the Reporting Person may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

(b) – (j) The Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Reporting Person	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
Elmer F. Laydon	177,326	177,326	0	177,326	0	6.4%

The Reporting Persons own 129,981 directly and owns Options for the purchase of an aggregate of an additional 47,345 of the Issuer’s common stock, bringing his direct ownership to an aggregate of 177,326 shares. The percentage of class for the Reporting Person is 6.4% and is based on 2,782,704 shares which would be outstanding if the abovementioned Options were exercised.

(c) There were no transactions in the class of securities during the past sixty (60) days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person holds 47,345 stock options granted to him in his capacity as Chairman of the Board of the Issuer, all of which are currently vested and exercisable. Under the terms of the Issuer’s 2002 Stock Option Plan, options held by the Reporting Person are non-transferable other than by will or by the laws of descent and distribution, and during his lifetime, the options are exercisable only by the Reporting Person. Holders of options have no rights as shareholders.

Item 7. Material to be Filed as Exhibits.

10.1 Issuer’s 2002 Stock Option Plan (incorporated by reference to Appendix B to the Issuer’s Definitive Proxy Statement filed on April 18, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: April 19, 2012

	By:	/s/Elmer F. Laydon
Elmer F. Laydon